UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

AMENDMENT No. 1

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

Check Point Software Technologies Ltd.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Ordinary Shares, Nominal Value NIS 0.01 Per Share (Title of Class of Securities) 94-3229135 (CUSIP Number of Class of Securities) (Underlying Ordinary Shares)

John Slavitt, Esq.
General Counsel
Check Point Software Technologies, Inc.
800 Bridge Parkway
Redwood City, California 94065
Tel: (650) 628-2110
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to: Jeffrey D. Saper, Esq. Allison B. Spinner, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304-1050 Tel: (650) 493-9300

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$19,297,110	$2,064.79

*	Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s ordinary shares that are eligible for exchange will be exchanged for restricted stock units and cancelled pursuant to this offer. These options have an aggregate value of $19,297,110 as of September 12, 2006, calculated based on a modified Black-Scholes option pricing model. The filing fee was previously paid with the Schedule TO filing made with the Securities and Exchange Commission on September 18, 2006.

**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable.

Form or Registration No.: Not Applicable.

Filing Party: Not Applicable.

Date Filed: Not Applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

AMENDMENT NO. 1 TO SCHEDULE TO

         This Amendment No. 1 to the Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by Check Point Software Technologies Ltd., a company organized under the laws of Israel (“Check Point” or the “Company”), to exchange certain outstanding options for restricted stock units as set forth under the Offer to Exchange Certain Outstanding Options for Restricted Stock Units dated September 18, 2006.

Item 12.	Exhibits.

Exhibit (a)(1)(B) in Item 12 of the Schedule TO is replaced and superseded by the following exhibit:

Exhibit Number	Description

(a)(1)(B)	Letter to all eligible employees from Eyal Desheh, dated September 18, 2006

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. /s/ Eyal Desheh —————————————— Eyal Desheh Executive Vice President and Chief Financial Officer

Date: September 18, 2006

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Options for Restricted Stock Units, dated September 18, 2006*

(a)(1)(B)	Letter to all eligible employees from Eyal Desheh, dated September 18, 2006

(a)(1)(C)	Election form*

(a)(1)(D)	Withdrawal form*

(a)(1)(E)	Form of addendum*

(a)(1)(F)	Form of acknowledgment of receipt of documents relating to the offer*

(a)(1)(G)	Form of reminder e-mails*

(a)(1)(H)	Form of restricted stock unit agreement with notice of grant under the 2005 United States Equity Incentive Plan*

(a)(1)(I)	Form of restricted stock unit agreement with notice of grant under the 2005 Israel Equity Incentive Plan*

(a)(1)(J)	Form of restricted stock unit agreement with notice of grant under the 2005 RoW Master Equity Incentive Plan*

(b)	Not applicable

(d)(1)	2005 United States Equity Incentive Plan (incorporated by reference to Exhibit 4.8 from Check Point's Annual Report on Form 20-F for the year ended December 31, 2005)

(d)(2)	2005 Israel Equity Incentive Plan (incorporated by reference to Exhibit 4.7 from Check Point's Annual Report on Form 20-F for the year ended December 31, 2005)

(d)(3)	2005 RoW Master Equity Incentive Plan (a sub-plan of the 2005 Israel Equity Incentive Plan)*

(g)	Not applicable

(h)	Not applicable

*	Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on September 18, 2006.